--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                      Rule 13e-3(ss. 240.13e-3) thereunder)
                                 Amendment No. 4
                           ---------------------------

                          Krupp Realty Fund, Ltd. - III
                                (Name of Issuer)
                           ---------------------------

                        KRF3 Acquisition Company, L.L.C.
                               KRF Company, L.L.C.
                    The Krupp Family Limited Partnership - 94
                      (Name of Person(s) Filing Statement)
                           ---------------------------

                            Limited Partnership Units
                         (Title of Class of Securities)
                           ---------------------------

                                   501128 10 2
                      (CUSIP Number of Class of Securities)
                           ---------------------------


                            Scott D. Spelfogel, Esq.
                              The Berkshire Group
                               One Beacon Street
                          Boston, Massachusetts 02108
                                 (617) 574-8385
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                           ---------------------------

                                 With copies to:

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_|   The filing of a registration statement under the Securities Act of
         1933.
c. |X|   A tender offer.
d. |_|   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|
                          ---------------------------


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation:     $13,750,000       Amount of filing fee:      $2750.00
--------------------------------------------------------------------------------
 o Transaction valuation assumes the purchase of 25,000 units Krupp Realty Fund, Ltd. - III. at $550 in cash per Unit. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of such transaction value.
|X| Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2750.00
Filing Parties:  KRF3 Acquisition Company, L.L.C., KRF Company, L.L.C. and
                 The Krupp Family Limited
Partnership-94
Form or Registration No.:  Schedule 14D-1
Date Filed:  May 14, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         This Amendment No. 4, dated June 11, 1999 (the "Amendment"), to the Rule 13E-3 Transaction Statement originally filed with the Securities and Exchange Commission on May 14, 1999 and amended by Amendment No. 1 thereto dated May 20, 1999, Amendment No. 2 thereto dated May 28, 1999 and Amendment No. 3 thereto dated June 4, 1999 (collectively, the "Statement"), attaches a press release issued by the Purchaser on June 11, 1999, Supplement No. 2 to the Offer to Purchase dated June 14, 1999 and a revised Agreement of Assignment and Transfer and amends and supplements Item 4(a) of the Statement and amends and restates Item 16 of the Statement.

         This Amendment and the Statement relate to a tender offer by the Purchaser to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 14, 1999, the Supplement to the Offer to Purchase dated as of May 14, 1999 and Supplement No. 2 to the Offer to Purchase dated as of June 11, 1999 (collectively, the "Offer to Purchase"), and in the related Agreement of Assignment and Transfer, as amended (which together constitute the "Offer").

         This Amendment No. 4 reflects the Purchaser's extension of the date and time at which the Offer to Purchase expires from 12:00 midnight, New York City time, on June 11, 1999 to 12:00 midnight, New York City time, on June 18, 1999.

         This Amendment No. 4 also reflects the Purchaser's waiver of the minimum condition.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement or in the Offer to Purchase. All references in the Statement to the Offer to Purchase and the Offer are deemed to be the Offer to Purchase, as amended and supplemented as of the date hereof, and the Offer, as reconstituted on the date hereof.

Item 4.           Terms of the Transaction.

         Item 4(a) of the Rule 13E-3 Transaction Statement is hereby amended and supplemented as follows:

         As set forth in the press release dated as of June 11, 1999, attached hereto as Exhibit No. (d)(11) (the "Press Release"), the complete text of which is hereby incorporated herein by reference, the Purchaser has extended the time and date of expiration of the Offer to 12:00 midnight, New York City time, on Friday, June 18, 1999 (the "New Expiration Date") and has waived the Minimum Condition.


Item 16.          Additional Information.

         Item 16 of the Rule 13E-3 Transaction Statement is hereby amended and restated as follows:

         Additional information concerning the Offer is set forth in the Offer to Purchase, the two Supplements to the Offer to Purchase and the revised Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (d)(1), (d)(2), (d)(12) and (d)(13) and are incorporated herein by reference.


Item 17.          Material to be Filed as Exhibits.

         Item 17 of the Rule 13E-3 Transaction Statement is hereby amended and supplemented by adding the following exhibits thereto:


Exhibit No.       Description

(d)(11)           Press Release dated June 11, 1999

(d)(12)           Supplement No. 2 to the Offer to Purchase dated June 11, 1999

(d)(13)           Revised Agreement of Assignment and Transfer

(d)(14)           Letters to Unitholders dated June 11, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated as of:  June 11, 1999

                              KRF3 Acquisition Company, L.L.C.

                                   By:  KRF Company, L.L.C.,
                                        its sole member

                                        By:  The Krupp Family Limited
                                             Partnership - 94,
                                             its sole member


                                             By:  /s/ Douglas Krupp
                                                  -------------------------
                                                  Name:     Douglas Krupp
                                                  Title:    General Partner


                              KRF Company, L.L.C.

                                   By:  The Krupp Family Limited
                                        Partnership - 94,
                                        its sole member


                                             By:  /s/ Douglas Krupp
                                                  -------------------------
                                                  Name:     Douglas Krupp
                                                  Title:    General Partner


                              The Krupp Family Limited Partnership - 94


                                             By:  /s/ Douglas Krupp
                                                  -------------------------
                                                  Name:     Douglas Krupp
                                                  Title:    General Partner

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

(d)(11)           Press Release dated June 11, 1999

(d)(12)           Supplement No. 2 to the Offer to Purchase dated June 11, 1999

(d)(13)           Revised Agreement of Assignment and Transfer

(d)(14)           Letters to Unitholders dated June 11, 1999